Filed by SandRidge Energy, Inc.

(Commission File No. 1-33784)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Bonanza Creek Energy, Inc.

(Commission File No. 001-35371)

Corrected Transcript

15-Nov-2017

SandRidge Energy, Inc. (SD)

Acquisition of Bonanza Creek Energy by SandRidge Energy, Inc Call

Total Pages: 12
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SandRidge Energy, Inc. (SD)	Corrected Transcript
Acquisition of Bonanza Creek Energy by SandRidge Energy, Inc Call	15-Nov-2017

CORPORATE PARTICIPANTS

Justin M. Lewellen Director of Investor Relations, SandRidge Energy, Inc.	Julian Mark Bott Chief Financial Officer & Executive Vice President, SandRidge Energy, Inc.
James D. Bennett President, Chief Executive Officer & Director, SandRidge Energy, Inc.	John Suter Chief Operating Officer & Executive Vice President, SandRidge Energy, Inc.
Jack E. Vaughn Chairman of the Board, Bonanza Creek Energy

OTHER PARTICIPANTS

Timothy A. Rezvan Analyst, Mizuho Securities USA, Inc.	Michael Dugan Kelly Analyst, Seaport Global Securities LLC
Jack E. Vaughn Chairman of the Board, Bonanza Creek Energy

MANAGEMENT DISCUSSION SECTION

Operator: Good morning. My name is Sarah and I will be your conference operator today. At this time, I would like to welcome everyone to the SandRidge Energy Acquisition of Bonanza Creek Energy Conference Call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there’ll be a question-and-answer session. [Operator Instructions] Thank you.

Justin Lewellen, Director of Investor Relations of SandRidge Energy, you may begin your conference.

Justin M. Lewellen

Director of Investor Relations, SandRidge Energy, Inc.

Thank you, operator, and thank you everyone for participating this morning in our conference call to highlight the SandRidge acquisition of Bonanza Creek Energy.

With me today from SandRidge are James Bennett, President and Chief Executive Officer; Julian Bott, EVP and Chief Financial Officer; and John Suter, EVP and Chief Operating Officer.

Joining us also on the call from Denver are Jack Vaughn, Chairman of the Board of Bonanza Creek; Seth Bullock, Interim Chief Executive Officer; Skip Marter, General Counsel; and Dean Tinsley, Senior Vice President of Operations.

Earlier this morning, you’ll find that we issued a joint press release announcing the definitive merger agreement of our two companies and posted a slide presentation, both of which can be viewed under the Investor Relations section of the SandRidge Energy website. In connection with the proposed transaction, SandRidge will file with the SEC a registration statement on Form S-4, including a preliminary joint prospectus regarding the proposed transaction.

The joint prospectus when filed and other documents filed by SandRidge and Bonanza Creek with the SEC maybe obtained free of charge at SandRidge’s website at www.sandridgeenergy.com. There is also important information in this slide deck.

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Today’s call may contain certain non-GAAP financial measures. So, please refer to this morning’s press release for important disclosures, including reconciliations to their most comparable GAAP financial measure. Both James and Jack are going to make some prepared remarks, and then the teams will be available for Q&A. And with both companies having just released their quarterly results, today’s comments will be focused on the strategy of the acquisition and the long-term value it will create.

With that, I’ll turn the call over to James.

James D. Bennett

President, Chief Executive Officer & Director, SandRidge Energy, Inc.

Thank you, Justin. I’m very pleased to announce this transaction, as it’s an exciting step in our drive to create value for shareholders. In a moment, I’ll go over the transaction and its benefits. But before that, let me turn the call over to Jack Vaughn, the Chairman of Bonanza Creek Energy for some comments. Jack?

Jack E. Vaughn

Chairman of the Board, Bonanza Creek Energy

Yes. Thanks, James, and good morning everyone. This is Jack Vaughn, Chairman of Bonanza Creek Board of Directors. As we had previously announced, Bonanza Creek’s board has been engaged in a process of pursuing a permanent Chief Executive Officer, while at the same time considering a potential strategic opportunity. It has been a very deliberate time-consuming and rigorous process, and I’m very happy to report that it has reached a successful conclusion. After full consideration of potential outcomes, our board has determined to enter into a strategic transaction.

This morning we are announcing the execution of an agreement for SandRidge Energy to acquire Bonanza Creek for $746 million in cash and stock. This transaction is subject to the approval of each company’s shareholders, certain regulatory approvals and customary closing conditions and is expected to close during the first quarter 2018.

After I conclude my brief remarks, James will go through the details of the transaction and its many benefits for both Bonanzas Creek shareholders as well as SandRidge’s shareholders. In short, this transaction is consistent with the vision of both companies to increase scale and create value, while prudently managing risk and maintaining strong loan leverage balance sheet.

Bonanza Creek brings to the transaction a high-return development-ready inventory of the DJ Basin of Colorado. Coupling Bonanza Creek’s DJ assets with SandRidge’s North Park assets of Colorado, immediately adds development runway and value by growing the combined companies Niobrara portfolio.

Further, SandRidge’s mature Mississippian assets provide significant free cash flow, which coupled with its drilling partnership in the Northwest STACK play in Oklahoma, will allow the combined company to predictably grow its Niobrara assets while positioning the Northwest STACK for full development, all the while maintaining its strong balance sheet.

We are very proud of Bonanza Creek team’s efforts, tireless and dedicated effort, over the last year to restructure Bonanza Creek from both a financial and organizational perspective to reduce costs significantly and to restart a drilling and completion program that has generated immediate positive results. These efforts have allowed Bonanza Creek to reach a transaction with SandRidge on terms that are very favorable to our shareholders. We are certain the combined company will grow and thrive for years to come.

As I noted earlier, the Bonanza Creek board has been engaged in both the CEO search and consideration of potential strategic transactions. On the heels of today’s announcement, we really believe we have achieved both initiatives. We are convinced that the combined companies are positioned to enjoy great success under James and the rest of the SandRidge management team now and in the future.

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I’ll now turn the call over to James.

James D. Bennett

President, Chief Executive Officer & Director, SandRidge Energy, Inc.

Thanks, Jack. I’m going to be referencing the presentation that we posted this morning. So, I’m going to start on slide number four. In terms of the strategic fit, combination of Bonanza Creek and SandRidge creates a more balanced portfolio and allows us to sequence our activity to the more developed DJ Basin. While the North Park Basin and the Northwest STACK are being delineated in the more cash – more mature Mississippian and Cotton Valley are generating cash flow for the enterprise.

Bonanza’s assets are complimentary and strategic for us. And you can see on the map on the right, these are primarily located in the DJ Basin in Colorado targeting the oil-weighted Niobrara and Codell. This is the same Niobrara formation we’re developing in our Colorado North Park Basin asset, approximately 100 miles to the west. These assets include 67,000 contiguous net acres in the oil window of the DJ Basin and are over 70% held by production.

Next, this greatly increases oil exposure, production, reserves and high return locations. We’re adding a deep inventory of just under 1,000 locations, of which over 200 of these were PUDs at year end, generating over 40% rates return at current strip prices.

And we will capture real synergies with this transaction, including overhead costs, operating costs and CapEx savings by leveraging our size and scale to benefit from dedicated vendor services and procurement opportunities. Importantly, the knowledge base of these two organizations will improve the returns of the combined company.

Now looking at page 5, you’ve seen me reference this slide quarter-over-quarter. It’s been durable for over a year and remains durable now. Bonanza’s DJ Basin enhances our portfolio by adding high return and oil-weighted assets in this established area.

Further, it allows us to allocate a portion of our capital to the more developed DJ Basin, where we continue to delineate the North Park Basin and Northwest STACK. North Park progresses towards full field development with further bench and spacing test this year and next and the Northwest STACK continues to undergo cost-effective delineations under the drilling participation agreement, while at the same time, the more mature Mississippi and the Cotton Valley assets generate significant free cash flow.

On the balance sheet, we’ve been very deliberate in the way we discuss our capitalization, which is, we will protect our balance sheet and liquidity. Pro forma for the transaction will have 1 times debt EBITDA, strong liquidity and financial flexibility.

Turning to our two Niobrara assets on page 6, I want to stress how these assets complement one other. Recall that the primary targets in the North Park Basin are the A, B, C and D benches of the Niobrara and the DJ Basin, or the analogous Niobrara A,B, C and the Codell sand. These assets are an oil window and similar to our North Park Basin, outside of any populated urban areas. By combining these two assets, we estimate we have over 2,200 oil-weighted locations generating 40% rates of return at current strip prices. The terms of the transaction are outlined on page 7 and in the press release. I’m not going to read through all these individually, but do want to point out the valuation metrics of $47,000 per BOE per day of production, $8.23 per BOE of proved reserves and just over $5,000 per net acre. These measures are attractive, particularly relative to recent DJ Basin transactions.

Importantly, we expect this to be immediately accretive to our cash flow per share. In terms of the ownership splits, SandRidge shareholders will own approximately two-thirds with Bonanza Creek shareholders owning about one-third.

On slide 8, starting at the top left, this transaction is a strong strategic fit, as it enhances our scale of oil-weighted development drilling, adding approximately 1,000 high return Niobrara locations. Our returns in cash flow generation are improved with higher per barrel margin, oil-weighted production and immediately drillable inventory close to existing infrastructure. Our size and scale are also increased, another benefit to the deal.

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These are important, because they provide purchasing power, economies of scale and further opportunities to share learnings and reduce costs. To enhance our ability, to take advantage of these learnings and cost reductions, we do intend to maintain a strong presence in Colorado through our Denver office.

On our balance sheet, by combining two unlevered companies and including the debt incurred in the transaction, we remain well-capitalized with one times leverage and $350 million of pro forma liquidity.

On synergies, I mentioned earlier some examples of these and we expect to achieve approximately $20 million in annual savings. But I do think the more salient point is around improving the cost structure of the enterprise and having continued cost reductions. Just as we have done in 2017 and in prior years, we will continue to drive down expenses and capital costs across the company, allowing us to be more competitive and generate better returns.

Page 9 is our pro forma capitalization and leverage. On page 10 to my earlier point of operating leverage and size and scale, here are some of the measures that illustrate this. Total production is up 40% and oil production 80%. This increases oil as a percent of total production to 34% up from 27% now, EBITDA on cash flow from operations are also up 50%.

On page 11, we are reinvesting cash flow for mature assets to fund ongoing development in the DJ Basin and delineation in both North Park Basin and the Northwest STACK. Pro forma of the transaction, we will have over 260,000 net acres in these three oil-weighted assets.

In the DJ, we’re adding this inventory of 1,000 high-return, oil-weighted locations and supporting midstream infrastructure. In the North Park Basin, after this year’s positive well tests, we have confirmed production from all four Niobrara benches and will continue to delineate the field and further test spacing. In the Northwest STACK, we drilled the Meramec/Osage stacked pay well and begin funding delineation under the drilling participation agreement.

We’ve not yet set our 2018 budget, but with current commodity price outlook, we anticipate continuing to drill in these three areas, the DJ Basin, the North Park Basin and the Northwest STACK. We will stay focused on returns while maintaining a modest outspend, preserving our liquidity.

In summary, this transaction greatly enhances our existing portfolio by adding drill-ready locations in the DJ Basin and is highly complementary to our existing assets. The combined company provides a deep and compelling inventory of high-return drilling while retaining low leverage and strong liquidity. Furthermore, our focus on cost reductions and synergies will unlock the value of combining these assets together.

Finally, I want to thank everyone for their diligent work and focus to accomplish this combination. We also welcome the Bonanza Creek team into our company and look forward to working together.

Operator, we will now turn the call over for questions.

QUESTION AND ANSWER SECTION

Operator: Thank you. [Operator Instructions] Your first question comes from the line of Tim Rezvan for Mizuho. Please go ahead.

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Timothy A. Rezvan	Q
Analyst, Mizuho Securities USA, Inc.

Hi, good morning, folks. Congratulations on the deal. First question on slide 9 in your presentation you provide some of the pro forma kind of debt and liquidity metrics. Can you just refresh our memory kind of on the borrowing base redetermination and how that available liquidity kind of might change?

Julian Mark Bott	A
Chief Financial Officer & Executive Vice President, SandRidge En ergy, Inc.

Sure, Tim. This is Julian. So, right now we have borrowing base of $425 million and obviously our Bonanza have their borrowing base, which I think is $192 million. We would expect that as we move towards close here, we will actually put a new facility in place that will be some combination of those.

Timothy A. Rezvan	Q
Analyst, Mizuho Securities USA, Inc.

Okay. And if strip pricing holds out, I guess, we could maybe see some potential upside to that number, is that fair?

Julian Mark Bott	A
Chief Financial Officer & Executive Vice President, SandRidge Energy, Inc.

You know, we’ll be talking to the banks, but that’s a possibility, yeah.

Timothy A. Rezvan	Q
Analyst, Mizuho Securities USA, Inc.

Okay. Okay. Fair enough. And then on the drilling participation agreement that you know you all have in the Mid-Continent, I know you now have a third area that will compete heavily for capital, but [ph] do you anticipation (00:13:47) kind of the current activity level to stay, is there any reason you would lower or reduce activity under that kind of delineation program in the Mid-Con?

James D. Bennett	A
President, Chief Executive Officer & Director, SandRidge Energy, Inc.

No, I don’t believe so. We’ve said that Mid-Con program, the Northwest STACK will largely be funded under the drilling participation agreement, that will be approximately two rigs, really one to two range running most of 2018 under that program, so I don’t see any change there.

Timothy A. Rezvan	Q
Analyst, Mizuho Securities USA, Inc.

Okay. Okay. And that’s all I had. Thank you.

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James D. Bennett	A
President, Chief Executive Officer & Director, SandRidge Energy, Inc.

Thank you.

Operator: [Operator Instructions] Your next question comes from the line of Mike Kelly from Seaport Global. Your line is open.

Michael Dugan Kelly	Q
Analyst, Seaport Global Securities LLC

Thanks. Good morning, guys. James, just flip into slides here and to look at slide 16 and maybe I missed this in your remarks, but – I know Bonanza Creek does have this midstream component too, I’m just curious how you value that and then really how we should value that as part of this deal too?

James D. Bennett	A
President, Chief Executive Officer & Director, SandRidge Energy, Inc.

Yeah, sure that RMI system they have is a real competitive advantage in this basin. There have been some midstream constraints and bottlenecks here and that system really allows them to move the molecules through their own network and get them to the best outlet. I wouldn’t say that we’ve got to – we’re going to peg a value for this publicly. Certainly, it’s strategic, it gives us a lot of operating flexibility. And at the right time, it could be value for us, but we’re not really ready to peg a value to it, if that’s okay.

Michael Dugan Kelly	Q
Analyst, Seaport Global Securities LLC

Yeah, that’s fine. And I’m just curious how you think about the whole swathe of acreage here looking at slide 12 and seeing you kind of have a northern and central and maybe western block and kind of, dusting off the old Bonanza Creek playbook here to see how they used to talk about the potential returns in each area, but maybe you can just kind of walk us through what you think is maybe the most perspective acreage in your eyes, or just talk about the consistency across the acreage position? Thanks.

James D. Bennett	A
President, Chief Executive Officer & Director, SandRidge Energy, Inc.

Sure. Happy to answer that. If you look at the drilling in 2017, it’s really concentrated in that that central legacy area with some down in the Southern French Lake. Wells being drilled and completed in both of those this year. So, I would look for our drilling activity in 2018 to be similar, really concentrated probably in that middle legacy area. We like that area to perspective, we like all the basins, all of the benches there, the midstream takeaway is in a good position, we have our RMI infrastructure there. So, that’s what I’d see the near-term most of our drilling take place in that central legacy area.

Michael Dugan Kelly	Q
Analyst, Seaport Global Securities LLC

Okay. Appreciate that. And then just one on 2018, if you give us – gave us some hints that it would be modest outspend in that program, but how should we think about the potential growth trajectory of the combined entity, [ph] and (00:16:45) really maybe how you’ll think about capital allocation in 2018? Thank you.

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James D. Bennett	A
President, Chief Executive Officer & Director, SandRidge Energy, Inc.

No problem. We haven’t set 2018 budget yet. We talked about it a little bit on our call a couple of weeks ago, it’s going to largely depend on the commodity price outlook and what kind of returns we can achieve. But as we sit right now, I would anticipate like we said that two rigs running in the Northwest STACK and the delineation agreement. We have one rig in the North Park Basin delineating that play. So, I would anticipate that rig to continue. And then one rig in the DJ Basin really drilling development wells there.

So, call it two rigs in Niobrara and two rigs in the Northwest STACK roughly, and we haven’t set the CapEx program. We’ll be rolling that out in the first quarter, but that’s a good program to pencil in for now. And in terms of outspend, [ph] pro forma (00:17:36) the transaction will be one times levered and plenty of liquidity. And I’ve always said, we’ll protect the balance sheet and maintain, any outspend will be a modest outspend and I would expect that to continue in 2018.

Michael Dugan Kelly	Q
Analyst, Seaport Global Securities LLC

Okay. Great. Congrats on the deal guys.

James D. Bennett	A
President, Chief Executive Officer & Director, SandRidge Energy, Inc.

Thank you.

Operator: Your next question comes from the line of Jason Wangler from Imperial Capital. Please go ahead.

Jason Wangler	Q
Analyst, Imperial Capital LLC

Good morning. And you kind of answered a couple of my questions with Mike there, but was curious maybe some added color on the DJ Basin. I mean, with the proximity of those two assets would you be able to, if you had a two-rig program so to speak in that region, would you be able to move those across those two plays or would that really have to be thought of as two separate plays, just it happened to be geographically in the similar area?

John Suter	A
Chief Operating Officer & Executive Vice President, SandRidge Energy, Inc.

Yeah. This is John Suter. Really, they are a mountain range apart but there are some services that could really be useful to combine such a stimulation where we’d have a crew availability when we need it, for the best return on our assets by quick completions. There are things that we can do large scale. We have our own operations center here in Oklahoma City that can dictate and order out work from one spot, but again could work in both of these plays. Certainly from a procurement standpoint, again the scale of that it adds to our business, we can take that and turn that into some material wins, I think. And then, just certainly scheduling flexibility between those two assets. So, we’re excited what it can do for us.

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Jason Wangler	Q
Analyst, Imperial Capital LLC

Thanks for the color. I’ll turn it back.

Operator: Your next question comes from the line of [ph] Richard Hayden from THC (00:19:35). Your line is open.

Q

Good morning. What’s the timeline in the $20 million savings in G&A?

James D. Bennett	A
President, Chief Executive Officer & Director, SandRidge Energy, Inc.

That’s an annual number, so we expect this transaction to close in the first quarter, we’ll have some transition period. But on an annual basis, we expect to achieve that $20 million, but again that’s for a full calendar year, which we won’t own the asset – [ph] and the (00:19:57) company and the assets for the full 2018 calendar year.

Q

Thank you.

Operator: [Operator Instructions] Your next question comes from the line of David Beard from Coker & Palmer. Please go ahead.

David Earl Beard	Q
Analyst, Coker & Palmer, Inc.

Hey, good morning, gentlemen. Congratulations on the deal.

James D. Bennett	A
President, Chief Executive Officer & Director, SandRidge Energy, Inc.

Thank you.

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David Earl Beard	Q
Analyst, Coker & Palmer, Inc.

Well, a couple of bigger picture questions, would you characterize DJ infrastructure as a constraint to adding rigs at this point. And if not, why?

James D. Bennett	A
President, Chief Executive Officer & Director, SandRidge Energy, Inc.

It depends on which area you’re talking about, but largely no. We don’t anticipate adding rigs in the near-term here. We kind of mentioned, one rig in the DJ, one in North Park and a couple in Northwest STACK under the drilling agreement. We don’t anticipate adding rigs right now, there are a lot of things going on in the basin to alleviate some of the midstream and some of the takeaway capacities from the third-party providers and from us. So that’s alleviating some of these concerns, as the company talked about last week. They’ve got this contract with Sterling that they’ve provided for, about 6.5 million Mcf the takeaway capacity, they own their existing RMI, so that really helps, but we don’t anticipate adding rigs to the basin right now.

David Earl Beard	Q
Analyst, Coker & Palmer, Inc.

That’s helpful. And then, just sort of strategically and financially, when you look out into 2019 and 2020, are there any metrics relative to outspend as a percent of cash flow or net debt to EBITDA that you’d like to stay bracketed within because you obviously have a lot of upside potential to spend a lot of money and add a lot of rigs, how should we just conceptualize you desire to outspend and how much leverage you’d like to take on when North Park could really come into play and DJ could expand and obviously Mid-Con stay pretty stable?

James D. Bennett	A
President, Chief Executive Officer & Director, SandRidge Energy, Inc.

Absolutely, leverage and liquidity are top of mind for us and it does largely depend on the commodity price, the shape of the forward curve, how hedged you are, things like that. But – in generally, we’ve been pretty consistent saying that we’d like to stay below 2.5 times debt to EBITDA, it’s kind of a nice target for us. And in terms of liquidity, I’m a big believer that in this business you want, about – at least 24 months of liquidity, if not more, to have plenty of visibility into your programs, but again that’s going to depend on commodity price and hedging. So, something in that zip code and when we say moderate level of outspend, it’s hard to peg it to an exact percent of cash flow or percent of EBITDA, but if you keep those leverage and liquidity goalposts in mind, that helps frame out what we mean by moderate.

David Earl Beard	Q
Analyst, Coker & Palmer, Inc.

Now, that’s very helpful. It all makes a lot of sense. Appreciate the time.

James D. Bennett	A
President, Chief Executive Officer & Director, SandRidge Energy, Inc.

Thank you. Thanks for the question.

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Operator: Your next question comes from the line of Tim Rezvan from Mizuho. Your line is open.

Timothy A. Rezvan	Q
Analyst, Mizuho Securities USA, Inc.

Hi, folks. I just had a follow-up on the Cotton Valley. There’s not a lot of information available in recent, kind of releases from Bonanza Creek, but do you have any comments on what kind of free cash flow you’re getting from the asset and maybe kind of, how you think about that in terms of just something you can milk like the [ph] old Miss Lime (00:23:22) or as maybe a monetization candidate?

A

Sure. There hasn’t been a lot of activity in this area, it still generates meaningful cash flow. It’s about 20% of the production of Bonanza and about 14% of reserves at year-end 2016. And I think, if you [ph] can look it up they’re about 75 million Mcf (00:23:41) of their [ph] 277 million Mcf (00:23:44) of SEC PV-10 at year-end 2016. So, those are some of the measures. But look, we’ll continue to evaluate. It does generate free cash flow, not just similar from our Mississippian asset and we’ll look for the best – whatever the best value and best risk adjusted return for shareholders that is.

Timothy A. Rezvan	Q
Analyst, Mizuho Securities USA, Inc.

Okay. Thank you.

Operator: There are no further questions at this time. James Bennett, I’ll turn the call back over to you.

James D. Bennett
President, Chief Executive Officer & Director, SandRidge Energy, Inc.

Thank you, operator, and thank you everyone for joining. Look, we are very excited about this transaction. It’s an excellent fit for SandRidge and we think a very good value for our shareholders. We’re excited to welcome the Bonanza assets and the Bonanza team into our company, and look forward to working together as a team here soon. Thank you, everyone.

Operator: This concludes, today’s conference call. You may now disconnect.

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Disclaimer

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Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, SandRidge will file with the SEC a registration statement on Form S-4, which will include a prospectus of SandRidge and a joint proxy statement of Bonanza Creek and SandRidge. SandRidge and Bonanza Creek also plan to file other documents with the SEC regarding the proposed merger. After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to the shareholders of Bonanza Creek and the shareholders of SandRidge. SHAREHOLDERS OF BONANZA CREEK AND SANDRIDGE ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about SandRidge and Bonanza Creek, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by SandRidge will be available free of charge, on SandRidge’s internet website at www.sandridgeenergy.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting SandRidge’s Investor Relations Department at (405) 429-5515. Copies of the documents filed with the SEC by Bonanza Creek will be available free of charge on Bonanza Creek’s internet website at www.bonanzacrk.com under the tab “For Investors” and then under the tab “SEC Filings” or by contacting Bonanza Creek’s Investor Relations Department at (720) 440-6136.

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Participants in the Solicitation

Bonanza Creek, SandRidge, their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Bonanza Creek is set forth in Bonanza Creek’s public filings with the SEC, including its Current Reports on Form 8-K filed with the SEC on April 28, 2017, June 12, 2017 and August 4, 2017 and its Quarterly Report on Form 10-Q for the period ending September 30, 2017, filed with the SEC on November 9, 2017. Information about the directors and executive officers of SandRidge is set forth in SandRidge’s public filings with the SEC, including its definitive proxy statement on Form DEF 14A filed with the SEC on April 28, 2017 and its Current Reports on Form 8-K filed with the SEC on June 28, 2017 and August 1, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of these documents can be obtained as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This presentation may contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. These include statements regarding the effects of the proposed merger, estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties and are typically identified by words or phrases such as “may,” “will,” “could,” “should,” “predict,” “potential,” “pursue,” “outlook,” “continue,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. For example, statements regarding future financial performance, future competitive positioning and business synergies, future operations, future development plans and appraisal programs, future drilling inventory and locations, estimated acreage positions held by production or unit, estimated production, price realizations and differentials, rates of return, reserves, anticipated reservoir characterization activities, projected capital expenditures, projected operating costs, projected general and administrative and other costs, operational optimization initiatives, anticipated efficiency improvements and cost reductions, infrastructure investment, liquidity and capital structure, future acquisition cost savings, future market demand, future benefits to shareholders, future economic and industry conditions, the proposed merger (including its benefits, results, effects and timing) and whether and when the transactions contemplated by the merger agreement will be consummated, are forward-looking statements within the meaning of federal securities laws.

These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond the companies’ control, which could cause actual benefits, results, effects and timing to differ materially from the results predicted or implied by the statements. These risks and uncertainties include, but are not limited to: the failure of the shareholders of Bonanza Creek to approve the proposed merger or the shareholders of SandRidge to approve the stock issuance; the risk that the conditions to the closing of the proposed merger are not satisfied; the risk that regulatory approvals required for the proposed merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; uncertainties as to the timing of the proposed merger; competitive responses to the proposed merger; costs and difficulties related to the integration of Bonanza Creek’s business and operations with SandRidge’s business and operations; the inability to obtain or delay in obtaining cost savings and synergies from the proposed merger; unexpected costs, charges or expenses resulting from the proposed merger; the outcome of pending or potential litigation; the inability to retain key personnel; uncertainty of the expected financial performance of SandRidge following completion of the proposed merger; and any changes in general economic and/or industry specific conditions.

SandRidge and Bonanza Creek caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in SandRidge’s and Bonanza Creek’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s website, http://www.sec.gov. All subsequent written and oral forward-looking statements concerning SandRidge, Bonanza Creek, the proposed transaction or other matters attributable to SandRidge and Bonanza Creek or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Each forward looking statement speaks only as of the date of the particular statement, and neither SandRidge nor Bonanza Creek undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date of this presentation.

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